Exhibit 4.1

ARTICLES OF ASSOCIATION OF IDEX BIOMETRICS ASA

Corp. ID no. NO 976 846 923 VAT

(last amended on 20 August 2021)

§ 1	The name of the company is IDEX Biometrics ASA and it is a public limited company.

§ 2	The objective of the Company is to deliver identification systems and other activities related to this.

§ 3	The business offices are in the Oslo municipality, Norway.

§ 4	The company’s shares shall be registered in the Norwegian Registry of Securities.

§ 5	The share capital is NOK 137,789,098.50 divided into 918,593,990 shares each with a nominal value of NOK 0.15 per share and issued in name.

§ 6	The board of the Company consists of from three to seven members in accordance with the annual general meeting’s instruction.

§ 7	The annual general meeting shall convene in or near Oslo at the board’s decision, and shall consider:

•	Determination of the annual financial statements

•	Appropriation of (net) profit or covering of losses

•	Election of chair of the board and board members

•	Election of chair and members of the nomination committee

•	Election of auditor

•	Determination of remuneration to the board of directors, members of the nomination committee and the auditor

•	Other matters which are governed by law

•	Other matters which are mentioned in the notice of the annual general meeting.

§ 8

a. The company shall have a nomination committee. The nomination committee shall have three members, including a chairman. Members of the nomination committee shall be elected by the annual general meeting for a term of two years.

b. The nomination committee shall:

•	Propose candidates for election to the board of directors

•	Propose the remuneration to be paid to the board members

•	Propose candidates for election to the nomination committee

•	Propose the remuneration to be paid to the nomination committee members

c. The guidelines for the nomination committee shall be resolved by the annual general meeting.

§ 9

Documents which timely have been made available on the Internet site of the company and which deal with matters that are to be considered at the general meeting need not be sent to the company’s shareholders.

§ 10

As a general rule, the company’s general meetings shall be conducted in Norwegian. The general meeting may however resolve by a simple majority vote that English shall be used. Shareholders may present their points of view in the Norwegian or English language.

§ 11

A shareholder who wishes to attend the general meeting, in person or by proxy, shall notify his/her attendance to the company no later than 2 days prior to the general meeting. If the shareholder does not notify the company of his/her attendance in a timely manner, the company may deny him/her access to the general meeting.